SIMPSON THACHER & BARTLETT LLP

425 Lexington Avenue

New York, New York 10017

VIA EDGAR	February 3, 2012

Re:	Toll Brothers, Inc.

Registration Statement on Form S-4

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Toll Brothers, Inc. (“TBI”), a Delaware corporation, and Toll Brothers Finance Corp., a Delaware corporation and wholly owned subsidiary of TBI (the “Issuer”), we hereby submit for filing by electronic transmission a Registration Statement on Form S-4 (the “Registration Statement”) together with certain exhibits thereto relating to the registration of up to $300,000,000 in aggregate principal of 5.875% Senior Notes due 2022 (the “New Notes”) in connection with the Issuer’s offer to exchange the New Notes for any and all of its outstanding 6.875% Senior Notes due 2012 (the “2012 Notes”) and 5.95% Senior Notes due 2013 (the “2013 Notes”) (together, the “Exchange Notes”) at the exchange price set forth in the Registration Statement. The New Notes will be guaranteed by TBI and the other subsidiaries of TBI who are also named as registrants under the S-4 Registration Statement.

The $34,380 registration fee, calculated pursuant to Rules 457(c) and 457(f) under the Securities Act, has been transmitted by wire transfer of immediately available funds to the Securities and Exchange Commission’s lockbox depository for credit from TBI’s account.

If you have any questions with respect to the foregoing, please contact Joseph Kaufman at (212) 455-2948.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP